Paul M. Limbert
President and CEO

September 2, 2009

Mr. Justin T. Dobbie
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 4720
Washington, DC  20549

RE:        Wesbanco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 8-K filed January 23, 2009
Forms 8-K furnished July 22, 2009, July 27, 2009 and
August 10, 2009
File No. 000-08467

Dear Mr. Dobbie:

Please consider this letter to be in response to the comment letter provided by the staff concerning the above-referenced filings of Wesbanco, Inc. (the “Corporation”) for the periods noted.  In order to assist you in reviewing our response, we will repeat the comment, followed by our response, to each of the items raised in your letter of August 19, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.
Please advise the staff as to why the company’s Exchange Act filings are tagged on EDGAR using the file number 333-107736.  We note that the company identifies its Commission File Number as 0-8467 on the cover pages to its Exchange Act filings.

Response:

The Corporation has been in touch with the Information Technology Division of the Division of Corporation Finance of the Securities and Exchange Commission and we

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003-3562
(304) 234-9206
Fax: (304) 234-9450

Mr. Justin T. Dobbie
September 2, 2009

have confirmed that the number issue was an EDGAR problem which has been corrected by the Information Technology Division and we understand that going forward the number for the Corporation’s Exchange Act filings will appear again as File No. 000-08467.

Item 11.  Executive Compensation

Individual Performance, Targets, page 18 of Definitive Proxy Statement on Schedule 14A

2.
Please disclose to the staff the individual performance targets utilized in determining the cash incentive compensation for your named executive officers for the 2008 fiscal year, and revise future filings accordingly.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04

Response:

The individual performance targets established for our named executive officers for the 2008 fiscal year were not included in our Proxy Statement because they did not form the basis for, and were not used in determining, any payments awarded by the Compensation Committee for the 2008 fiscal year.  As noted on pages 16 and 17 of the Definitive Proxy Statement, the Corporation did not achieve its threshold level in return on equity and return on assets, which metrics were both disclosed in the Proxy Statement.  Because these threshold metrics were not achieved, the Compensation Committee did not consider any of the individual performance targets in awarding discretionary bonuses.  Rather, as noted on pages 18 and 19 of the Proxy Statement, the Compensation Committee awarded discretionary bonuses based on the factors set forth therein.  Thus, since the performance targets were not material to any payments made for 2008, as they played no role in the actual payments awarded, they were not included in the Proxy Statement disclosures.  Pursuant to Regulation S-K Compliance & Disclosure Interpretation 118.04 (“CDI 118.04”), the non-materiality of the individual performance targets for the 2008 fiscal year constitutes an independent and sufficient basis for omitting disclosure of these performance targets, and the showing required by Instruction 4 to Item 402(b) of Regulation S-K is not applicable to information that is not material.  CDI 118.04 provides, in pertinent part, as follows:

Mr. Justin T. Dobbie
September 2, 2009

A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.

Accordingly, we believe that the individual performance targets were appropriately omitted as non-material pursuant to CDI 118.04.  In future filings, we will disclose individual performance targets to the extent they are material and not otherwise excludable pursuant to Instruction 4 to Item 402(b) of Regulation S-K or CDI 118.04.

Grants of Plan-Based Awards, page 29 of Definitive Proxy Statement on Schedule 14A

3.
Please provide supplementally a revised Grants of Plan-Based Awards table to include all applicable columns, and revise future filings accordingly.  For example, the table should include the column entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” since you had a cash incentive plan in effect in 2008.  We note, in particular, the disclosure in the table on page 17 with respect to target and maximum annual incentive award amounts.

Response:

Attached as Exhibit A to this letter is a revised Grants of Plan-Based Awards Table to include all applicable columns, including a column entitled “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards,” in accordance with Regulation S-K Compliance & Disclosure Interpretation 120.02, and we will revise the table for future filings accordingly.  The cash incentive plan payment made in fiscal year 2008 was discretionary and not based on the application of performance targets.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 7 of Definitive Proxy Statement on Schedule 14A

4.
With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K, please provide the staff with, and include in future filings, the information required by Item 404(a)(5).  Alternatively, confirm that Instruction 4.c. to Item 404(a) of Regulation S-K applies to all loans made and confirm that you will revise future filings to provide the disclosure set forth in the instruction.

Mr. Justin T. Dobbie
September 2, 2009

Response:

Instruction 4.c. to Item 404(a) of Regulation S-K does apply to all loans made and we confirm that we will revise future filings to provide the disclosures set forth in the instruction to the extent then applicable.

Signature Page

5.
Please confirm that the principal executive officer, principal financial officer, and controller or principal accounting officer signed the Form 10-K, and revise the signature page in future filings to identify the individuals who hold these positions.  Refer to Instruction D(2)(a) of the Form 10-K.

Response:

The principal executive officer is Paul M. Limbert.  Robert H. Young acts as both the principal financial officer and the principal accounting officer.  In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2009 and including subsequent Forms 10-K, the Corporation will revise the signature page to identify the individuals holding these positions.

Form 8-K filed January 23, 2009

Exhibit 2.1

6.
It appears that the schedules and exhibits were omitted from the Branch Purchase and Assumption Agreement.  Although attachments to agreements filed pursuant to Item 601(b)(2) of Regulation S-K need not be filed unless such schedules contain information which is material to an investment decision, where such attachments are not filed, an undertaking to furnish supplementally a copy of any omitted schedule to the Commission upon request is required.  Please amend to either include the omitted attachments or to include the undertaking.

Response:

The schedules and exhibits to the Branch Purchase Agreement were omitted since many of them contained account numbers, social security numbers and names and addresses of customers of AmTrust Bank.  We will add the undertaking to furnish supplementally a copy of any omitted schedule to the Commission upon request as required and we have amended the 8-K filed January 23, 2009, to incorporate this undertaking.

Mr. Justin T. Dobbie
September 2, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009 and
Forms 8-K furnished July 22, 2009, July 27, 2009 and August 10, 2009

7.
We note the references to certain non-GAAP measures in the Form 10-Q as well as in the Forms 8-K furnished July 22, 2009, July 27, 2009 and August 10, 2009.  These non-GAAP measures include “tangible common equity,” “Tangible Common Equity to Tangible Assets,” and “Return on average tangible common equity.”  Registrants that disclose such information must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, as applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP.  This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items.  Please provide to the staff the information required by Regulation G or Item 10(e) of Regulation S-K, as applicable, and confirm that future filings will be revised accordingly.  Refer to Regulation S-K Compliance & Disclosure Interpretation 102.05.

Response:

Management uses the non-GAAP measure to analyze, for its executive management and Board of Directors, the portion of GAAP equity that relates to regular business operations excluding the effect of those items that the Corporation believes are not part of regular operating results.  The non-GAAP financial measures used by Wesbanco provide information useful to investors in understanding Wesbanco’s operating performance and trends, and facilitate comparisons with the performance of Wesbanco’s peers.  Attached to this letter as Exhibit B are tables that summarize the non-GAAP financial measures derived from amounts reported in Wesbanco’s financial statements.  In future filings, the Corporation will include a form of the attached table within the Forms 8-K, 10-Q and 10-K when disclosure of non-GAAP financial measures are reported as required by Regulation G or Item 10(e) of Regulation S-K, as applicable.

               We also acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Mr. Justin T. Dobbie
September 2, 2009

Should you desire any further clarification concerning these responses, please don’t hesitate to contact the undersigned at 304-234-9206 at your convenience.

                                                                                                                                                                    Yours very truly,

WESBANCO, INC.

By  /s/ Paul M. Limbert
                                                                                                                         Paul M. Limbert, Its President & CEO

PML/mmr
Enclosure

Exhibit A

GRANTS OF PLAN - BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	FMV of Stock Price @ close of business on the day the award was granted	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock or Units (#)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Paul M. Limbert President & Chief Executive Officer	5/21/2008	$156,825	$184,500	$184,500	-	-	-	-	8,000	$21.72	$21.71	$31,576
Robert H. Young Executive Vice President & Chief Financial Officer	5/21/2008	$89,118	$104,845	$104,845	-	-	-	-	3,000	$21.72	$21.71	$11,841
Dennis G. Powell Executive Vice President & Chief Operating Officer	5/21/2008	$100,791	$118,578	$118,578	-	-	-	-	3,500	$21.72	$21.71	$13,815
Jerome B. Schmitt Executive Vice President Trust & Investments	5/21/2008	$85,298	$100,350	$100,350	-	-	-	-	3,300	$21.72	$21.71	$13,025
Kristine N. Molnar Executive Vice President Special Projects	5/21/2008	$25,616	$30,137	$30,137	-	-	-	-	2,000	$21.72	$21.71	$7,894
Ralph E. Coffman West Region Market President	5/21/2008	-	-	-	-	-	-	-	2,000	$21.72	$21.71	$7,894

Exhibit B

NON-GAAP FINANCIAL MEASURES
The following non-GAAP financial measures used by WesBanco provide information useful to investors in understanding WesBanco’s operating performance and trends, and facilitate comparisons with the performance of WesBanco’s peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in WesBanco’s financial statements.

	Three Months Ended					Six Months Ended
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	June 30,
(unaudited, dollars in thousands)	2009	2009	2008	2008	2008	2009	2008
Return on average tangible common equity:
Net income available to common shareholders' (annualized)	$ 18,800	$ 17,820	$ 21,992	$ 45,786	$ 45,384	$ 18,315	$ 41,919

Average total shareholders' equity	662,162	664,277	613,160	588,617	591,334	663,213	587,041
Less: average preferred shareholders' equity	(72,502)	(72,379)	(21,233)	-	-	(72,541)	-
Less: average goodwill and other intangibles	(288,779)	(268,662)	(268,592)	(269,859)	(271,022)	(278,776)	(273,592)
Average tangible common equity	300,881	323,236	323,335	318,758	320,312	311,896	313,449

Return on average tangible common equity	6.25%	5.51%	6.80%	14.36%	14.17%	5.87%	13.37%

	Period End
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2009	2009	2008	2008	2008
Tangible book value:
Total shareholders' equity	$ 653,720	$ 660,201	$ 659,371	$ 585,386	$ 583,472
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Tangible equity	363,827	371,869	391,488	316,272	313,068

Common shares outstanding	26,567,653	26,567,653	26,560,889	26,560,889	26,547,697

Tangible book value	$ 13.69	$ 14.00	$ 14.74	$ 11.91	$ 11.79

Tangible equity to tangible assets:
Total shareholders' equity	$ 653,720	$ 660,201	$ 659,371	$ 585,386	$ 583,472
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Tangible equity	363,827	371,869	391,488	316,272	313,068

Total assets	5,736,941	5,940,073	5,222,041	5,149,937	5,270,942
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Tangible assets	5,447,048	5,651,741	4,954,158	4,880,823	5,000,538

Tangible equity to tangible assets	6.68%	6.58%	7.90%	6.48%	6.26%

Tangible common equity to tangible assets:
Total shareholders' equity	$ 653,720	$ 660,201	$ 659,371	$ 585,386	$ 583,472
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Less: preferred shareholders' equity	(72,560)	(72,441)	(72,332)	-	-
Tangible common equity	291,267	299,428	319,156	316,272	313,068

Total assets	5,736,941	5,940,073	5,222,041	5,149,937	5,270,942
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Tangible assets	5,447,048	5,651,741	4,954,158	4,880,823	5,000,538

Tangible common equity to tangible assets	5.35%	5.30%	6.44%	6.48%	6.26%

Tangible common book value:
Total shareholders' equity	$ 653,720	$ 660,201	$ 659,371	$ 585,386	$ 583,472
Less: goodwill and other intangible assets	(289,893)	(288,332)	(267,883)	(269,114)	(270,404)
Less: preferred shareholders' equity	(72,560)	(72,441)	(72,332)	-	-
Tangible common equity	$ 291,267	$ 299,428	$ 319,156	$ 316,272	$ 313,068

Common shares outstanding	26,567,653	26,567,653	26,560,889	26,560,889	26,547,697

Tangible common book value	$ 10.96	$ 11.27	$ 12.02	$ 11.91	$ 11.79